Exhibit 99.9
THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE.  ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.  NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.
Restructuring Support Agreement
This Restructuring Support Agreement (including all exhibits and schedules attached hereto and in accordance with Section 2, this "Agreement")1 is made and entered into as of [●], 2018 (the "Execution Date"), by and among the following parties and any such party that subsequent to the date hereof executes and delivers a joinder to this Agreement ("Joinder Agreement") in the form of Exhibit C or a Transfer Agreement in the form of Exhibit D (each of the foregoing described in sub-clauses (i), (ii), (iii), and (iv), a "Party" and, collectively, the "Parties"):
i.	Aegean Marine Petroleum Network Inc., a Republic of the Marshall Islands corporation, and certain of its direct and indirect subsidiaries (collectively, "Aegean" or the "Debtors");
ii.
the undersigned holders of the Aegean 4.00% Convertible Unsecured Senior Notes due 2018 and the Aegean 4.25% Convertible Unsecured Senior Notes due 2021 (collectively, the "Aegean Notes" and such claims on account thereof, the "Notes Claims"), including any Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (collectively, the "Consenting Noteholders");

iii.
the undersigned entities that have agreed to provide debtor-in-possession financing  in the form of a $[175] million "first in last out" ("FILO") Term Loan (the "DIP FILO Term Loan"), including any Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (collectively, the "DIP FILO Lenders"); and

iv.
the undersigned entities that have agreed to provide debtor-in-possession financing in the form of a $[40] million second lien term loan (the "DIP 2L Facility"), including any Permitted Transferee (as defined below) of such claims in accordance with Section 6 of this Agreement (collectively, the "DIP 2L Lenders" and together with the Consenting Noteholders and DIP FILO Lenders, the "Consenting Stakeholders").

[1]	Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Restructuring Term Sheet, subject to Section 2 hereof.

RECITALS
WHEREAS, Aegean and the Consenting Stakeholders have in good faith and at arm's length negotiated or been apprised of certain restructuring and related transactions with respect to Aegean's indebtedness and other obligations (collectively, the "Restructuring"), including its obligations arising under and related to the Aegean Notes, consistent with the terms and conditions described in this Agreement and the term sheet attached hereto as Exhibit A (the "Restructuring Term Sheet") and otherwise as approved pursuant to this Agreement;
WHEREAS, as of the date hereof, the Consenting Noteholders collectively hold more than [●]% of the aggregate outstanding principal amount of the Aegean Notes;
WHEREAS, Aegean intends to implement the Restructuring by commencing voluntary prearranged cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code" in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (the cases commenced, the "Chapter 11 Cases"); and
WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring on the terms and conditions set forth in this Agreement and the Restructuring Term Sheet.
NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:
AGREEMENT
Section 1. Agreement Effective Date.  This Agreement shall become effective and binding upon each of the Parties at 12:00 a.m. (prevailing Eastern Time), on the date (such date, the "Agreement Effective Date") on which all of the following conditions have been satisfied or waived in accordance with this Agreement:
(a) each Party (in the case of the Consenting Noteholders, holders of at least 60% of the outstanding principle amount of the Aegean Notes) has executed and delivered counterpart signature pages of this Agreement to counsel to each other Party (without regard to any Claims held by a person or entity that is an "insider" as that term is defined in section 101(31) of the Bankruptcy Code) who shall have executed this Agreement; provided, however, that signature pages executed by Consenting Stakeholders shall (i) be treated in accordance with Section 16.19 and (ii) be delivered to the other Consenting Stakeholders in a redacted form that removes the details of such Consenting Stakeholders' Claims and Interests and commitments in respect of the DIP FILO Term Loan and the DIP 2L Facility, as applicable;
(b) Aegean has received an acceptable commitment letter or other agreement providing for adequate debtor-in-possession financing to fund the chapter 11 cases, and an acceptable commitment letter from Goldman Sachs Lending Partners LLC to provide the Asset-Based Lending debtor-in-possession financing, on the terms and conditions described in the term sheet attached hereto as Exhibit B (the "DIP Term Sheet" and the "DIP Financing" and, such date, the "Agreement Effective Date");

(c) counsel to Aegean shall have given notice to counsel to the Consenting Stakeholders in the manner set forth in Section [16.09] (by email or otherwise) that the other conditions to the Agreement Effective Date set forth in this Section 1 have occurred.
Section 2. Exhibits Incorporated by Reference.  Each of the exhibits attached hereto and any annexes, schedules, or exhibits to such exhibits (collectively, the "Exhibits and Schedules") is expressly incorporated herein and made part of this Agreement, and, as used in this Agreement, all references to this Agreement shall include the Exhibits and Schedules.  In the event of any inconsistency between this Agreement and the Exhibits and Schedules, the Exhibits and Schedules shall govern.
Section 3. Definitive Documentation.  The definitive documents and agreements governing the Restructuring (collectively, the "Restructuring Documents") shall consist of the following:
(a) this Agreement;
(b) the credit agreements and any term sheets relating to the DIP Financing;
(c) the interim and final orders authorizing the DIP Financing;
(d) the chapter 11 plan of reorganization implementing the Restructuring (as amended, supplemented, or otherwise modified from time to time and together with all exhibits and supplements thereto, the "Plan") and its ballots and solicitation procedures;
(e) the related disclosure statement with respect to the Plan (the "Disclosure Statement");
(f) the supplement to the Plan (the "Plan Supplement") including, without limitation, any documents or agreements for the governance of Aegean following the conclusion of the Chapter 11 Cases ("Reorganized Aegean"), including any constituent documents, certificates of incorporation, bylaws, or other shareholder or unitholder arrangements (the "Corporate Governance Documents");
(g) an order of the Bankruptcy Court approving the Disclosure Statement and all solicitation materials in respect of the Plan (the "Solicitation Materials");
(h) an order confirming the Plan (the "Confirmation Order");
(i) any exit financing agreements, collateral, or other related documents;
(j) the New Warrant Agreement;
(k) the Registration Rights Agreement;
(l)  the trust agreement and other documents related to the Litigation Trust;
(m) such other agreements and documentation (including any related orders, motions, applications, agreements, instruments, schedules or exhibits) reasonably desired or necessary to consummate and document the transactions contemplated by this Agreement, the Restructuring Term Sheet, and the Plan.

The Restructuring Documents not executed or in a form attached to this Agreement as of the Agreement Effective Date remain subject to negotiation and completion.  Upon completion, the Restructuring Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, as it may be modified, amended, or supplemented in accordance with Section [15]. Further, the Restructuring Documents not executed or in a form attached to this Agreement as of the Agreement Effective Date shall contain terms and conditions consistent in all material respects with this Agreement and otherwise be in form and substance reasonably acceptable to Aegean and the Required Consenting Stakeholders2; provided, however, that notwithstanding the foregoing, the Governance Documents, the Registration Rights Agreement,  and the New Warrant Agreement shall be reasonably acceptable only to the Required Consenting Noteholders and the Debtors.

Section 4. Milestones
4.01. The following milestones (the "Milestones") shall apply to this Agreement unless extended or waived in writing by Aegean and the Required Consenting Stakeholders:
(a) the Chapter 11 Cases shall be commenced by November [●], 2018 (the "Petition Date");
(b) an interim order authorizing the DIP Financing shall be entered within [3] business days of the Petition Date;
(c) a final order authorizing the DIP Financing shall be entered within [45] days of the Petition Date;
(d) an order approving the Disclosure Statement and Solicitation Materials in respect of the Plan within [90] days of the Petition Date;
(e) the Confirmation Order shall be entered within [135] days of the Petition Date (the "Confirmation Date"); and
(f) the Effective Date shall have occurred no later than [180] days after the Petition Date.

[2]
As used herein, "Required Consenting Stakeholders" means the Required Consenting Noteholders, the Required DIP FILO Lenders, and the Required DIP 2L Lenders.  "Required Consenting Noteholders" means, as of the relevant date, Consenting Noteholders holding at least 50.01% of the aggregate outstanding principal amount of the Aegean Notes that are held by all Consenting Noteholders.  "Required DIP FILO Lenders" means, as of the relevant date, DIP FILO Lenders holding at least 50.01% of the aggregate commitments under the DIP FILO Term Loan.  "Required DIP 2L Lenders" means, as of the relevant date, DIP 2L Lenders holding at least 50.01% of the aggregate commitments under the DIP 2L Facility.

Section 5. Commitments Regarding the Restructuring.
5.01. Mutual Commitments.
(a) During the period beginning on the Agreement Effective Date and ending on a Termination Date (as defined herein) (such period, the "Effective Period"), each of the Parties shall:
(i) support the Restructuring and the transactions contemplated by the Plan, and act in good faith and take all commercially reasonable actions necessary or appropriate to consummate the Restructuring and the transactions contemplated by the Plan, in a manner consistent with this Agreement;
(ii) negotiate in good faith and use commercially reasonable efforts to execute and deliver the Restructuring Documents and any other required agreements to effectuate and consummate the Restructuring as contemplated by this Agreement;
(iii) not directly or indirectly (A) object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring or (B) propose, file, support, facilitate, negotiate, or vote for any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors other than the Restructuring;
(iv) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring contemplated in this Agreement, support and take all steps reasonably necessary and desirable to address any such impediment;
(v) to the extent a Consenting Stakeholder is permitted to vote to accept or reject the Plan, vote each of its Claims against Aegean to accept the Plan by delivering its duly executed and completed ballot(s) accepting the Plan on a timely basis in accordance with section 4.01(b) hereof following the commencement of the solicitation and its actual receipt of the Solicitation Materials and ballot, and not change or withdraw (or cause to be changed or withdrawn) such vote;
(vi) object, in a reasonable manner, to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (i) directing the appointment of a trustee or examiner (with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code), (ii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, or (iii) dismissing the Chapter 11 Cases;
(vii) object, in a reasonable manner, to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order modifying or terminating Aegean's exclusive right to file and/or solicit acceptances of a plan of reorganization, as applicable;
(viii) in good faith take all actions necessary or reasonably requested by Aegean to obtain any and all required regulatory and/or third-party approvals for the Restructuring; and
(ix) support and consent to the release, discharge, exculpation, and injunctive provisions contained in the Plan.

For the avoidance of doubt, all obligations and rights of the Consenting Stakeholders described in this Agreement shall apply to any Claims or Interests that arise or are obtained by such Consenting Stakeholders after the Agreement Effective Date until the consummation of the Restructuring.
5.02. Consenting Noteholders' Commitments.
(a) During the Effective Period, subject to section 14 hereof, each Consenting Noteholder shall use commercially reasonable efforts to, in good faith, take all steps, as applicable, reasonably necessary or desirable to:
(i) not directly or indirectly (A) object to, delay, impede, or take any other action to interfere with or delay the acceptance, implementation, or consummation of the DIP Financing or Restructuring, (B) propose, file, support, or vote for any restructuring, workout, plan of arrangement, settlement, or plan of reorganization for the Debtors other than the Restructuring, or (C) direct the indenture trustees for the Aegean Notes (the "Aegean Notes Trustees"), and/or or any other party or person to take any action contemplated in (A) or (B) of this Section 5.02(a)(i); provided, for the avoidance of doubt, that such efforts shall not require any Consenting Noteholder to incur any indemnification obligations in respect of such request or otherwise; and
(ii) use commercially reasonable efforts to oppose any party or person from taking any actions contemplated in Section 5.02(a)(i), including by directing the Aegean Notes Trustees to join in such opposition; provided that such efforts shall not require any Consenting Noteholder to incur any indemnification obligations in respect of such request or otherwise; and
(iii) except to the extent expressly contemplated under the Plan or this Agreement, it will not, and will not direct the Aegean Notes Trustees or any other person, to exercise any right or remedy for the enforcement, collection, or recovery of any of the Notes Claims, and any other claims against any direct or indirect subsidiaries of Aegean that is not a Debtor; provided, however, that nothing in this Agreement shall limit the right of any party hereto to exercise any right or remedy provided under this Agreement or the Restructuring Documents.
(b) Nothing contained in this Section 5.01, Section 5.02 or elsewhere in this Agreement shall require any Consenting Stakeholder to incur any expenses, liabilities or other obligations, or agree to any commitments, undertakings, concessions, indemnitees or other arrangements that could result in expenses, liabilities or other obligations to any Consenting Stakeholder or any of its affiliates.

5.03. RESERVED.
5.04. Rights of Consenting Stakeholders Unaffected.
Nothing contained herein shall limit:
(a) the rights of a Consenting Stakeholder under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Bankruptcy Cases, in each case, so long as the exercise of any such right is consistent with such obligations hereunder;
(b) the ability of  Consenting Stakeholder to purchase, sell or enter into any transactions in connection with its Claims and Interests, in compliance with the terms hereof and applicable law;
(c) the ability of a Consenting Stakeholder to consult with any other Parties or any other party in interest;
(d) subject to the terms and obligations hereof and applicable law, any right of a Consenting Stakeholder under any applicable agreement, instrument or document that gives rise to a Claim or Interest, as applicable, or constitute a waiver or amendment of any provision of any such agreement, instrument or document;
(e) any right of a Consenting Stakeholder to take or direct any action relating to the maintenance, protection, or preservation of any collateral, so long as such action is consistent with this Agreement; or
(f) the ability of any Party to enforce any right, remedy, condition, consent or approval requirement under this Agreement or any of the Restructuring Documents.
5.05. Aegean Commitments.
(a) During the Effective Period, subject to section 14 hereof, Aegean shall use commercially reasonable efforts to, in good faith, take all steps, as applicable, reasonably necessary or desirable to:
(i) support and consummate the Restructuring in accordance with this Agreement, including the preparation and filing of the Restructuring Documents within the timeframe provided herein and in the Plan, which Restructuring Documents shall contain terms and conditions consistent with this Agreement and subject to the approval rights set forth herein;
(ii) obtain orders of the Bankruptcy Court in respect of the Restructuring, including obtaining entry of the Confirmation Order;

(iii) provide draft copies of all substantive motions, documents (including the Restructuring Documents), and other pleadings to be filed in the Chapter 11 Cases to counsel to the Consenting Stakeholders as soon as reasonably practicable, but in no event less than two (2) business days prior to the date when Aegean intends to file such documents or publicly disclose any such pleading or other document), and, without limiting any approval rights set forth in this Agreement, consult in good faith with counsel to the Consenting Stakeholders regarding the form and substance of any such proposed filing; notwithstanding the foregoing, in the event that not less than two (2) business days' notice is not reasonably practicable under the circumstances, Aegean shall provide draft copies of any such motions, documents, or other pleadings to counsel to the applicable Consenting Stakeholders as soon as otherwise reasonably practicable before the date when Aegean intends to file any such motion, documents, or other pleading and, without limiting any approval rights set forth herein, consult in good faith with counsel to the Consenting Stakeholders regarding the form and substance of any of the foregoing documents in advance of the filing or public disclosure thereof;
(iv) provide, and direct its employees, officers, advisors, and other representatives to provide, to the Consenting Stakeholders and their legal and financial advisors (i) reasonable access to Aegean's books and records during normal business hours on reasonable advance notice to Aegean's representatives and without disruption to the operation of Aegean's business, (ii) reasonable access to the management and advisors of Aegean on reasonable advance notice to such persons and without disruption to the operation of Aegean's business, and (iii) such other information as reasonably requested by the Consenting Stakeholders or their legal and financial advisors; notwithstanding the foregoing, Aegean shall not be required (x) to permit any inspection, or to disclose any information, that in the reasonable judgment of Aegean, would cause Aegean to violate its respective obligations with respect to confidentiality to a third party if Aegean used its commercially reasonable efforts to obtain, but failed to obtain, the consent of such third party to such inspection or disclosure, (y) to disclose any legally privileged information of Aegean, or (z) to violate applicable law;
(v) obtain any and all required regulatory and/or third‑party approvals for the Restructuring; and
(vi) operate its business in the ordinary course, taking into account the Restructuring.
(b) [In addition, Aegean acknowledges and hereby agrees, that any Consenting Stakeholder that has checked the box on its signature page to this Agreement in connection with the "Aegean Notes Conversion Waiver" shall have permanently and irrevocably waived its right hereby to convert any of the Aegean Notes into shares of Aegean common stock.] [RATIONALE TO BE DISCUSSED]

Notwithstanding anything to the contrary herein and without duplication of section 14 hereof, nothing in this Agreement shall require the board of directors, governance committee, board of managers, directors, managers, or officers or any other fiduciary of Aegean to take any action, or to refrain from taking any action, with respect to the Restructuring to the extent such group, person, or persons determines, upon the advice of outside counsel, that taking such action, or refraining from taking such action, as applicable, would be inconsistent with applicable law, or its fiduciary obligations under applicable law.
Section 6. Transfer of Interests and Securities.
(a) During the Effective Period, no Consenting Stakeholder shall sell, use, pledge, assign, transfer, permit the participation in, or otherwise dispose of (each, a "Transfer") any ownership (including any beneficial ownership3) in the Claims or Interests unless it satisfies all of the following requirements (a transferee that satisfies such requirements, a "Permitted Transferee," and such Transfer, a "Permitted Transfer"), provided that the following provisions shall not apply to any Transfer in the Aegean Notes, Claims, or Interests between affiliated parties or between Consenting Stakeholders or their affiliates:
(i) the intended transferee executes and delivers to counsel to Aegean on the terms set forth below an executed form of the transfer agreement in the form attached hereto as Exhibit C (a "Transfer Agreement") (it being understood that the effectiveness of any Transfer shall be subject to Section 6(a)(ii) and Section 6(b), below); and
(ii) with respect to the Transfer of Interests only, the Transfer shall not adversely affect Aegean's ability to obtain the regulatory consents or other approvals necessary to effectuate the Restructuring.
(b) Aegean or the Requisite Consenting Stakeholders shall have 3 business days from receiving notice of the Transfer Agreement to object to such Transfer Agreement for the reasons described herein.  Failure to object to such Transfer Agreement within 3 business days of receiving notice of the Transfer Agreement shall be deemed a determination that the requirements herein have been satisfied with respect to such transfer.
(c) This Agreement shall in no way be construed to preclude the Consenting Stakeholders from acquiring additional Claims or Interests; provided that (i) any Consenting Stakeholder that acquires additional Claims or Interests, as applicable, after the Agreement Effective Date shall promptly notify Aegean and its restructuring counsel of such acquisition including the amount of such acquisition and (ii) such additional Claims or Interests shall automatically and immediately upon acquisition by a Consenting Stakeholder, as applicable, be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given in accordance herewith).

[3]
As used herein, the term "beneficial ownership" means the direct or indirect economic ownership of, and/or the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of the Claims or Interests or the right to acquire same.

(d) This Section 6 shall not impose any obligation on Aegean to issue any "cleansing letter" or otherwise publicly disclose information for the purpose of enabling a Consenting Stakeholder to Transfer any Claims or Interests.  Notwithstanding anything to the contrary herein, to the extent Aegean has entered into a separate agreement with another Party concerning the issuance of a "cleansing letter" or other public disclosure of information in connection with any proposed Restructuring (each such executed agreement, a "Confidentiality Agreement"), the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms.
(e) Any Transfer made in violation of this Section 6 shall be void ab initio and of no force and effect and shall not create any obligation or liability of any Consenting Stakeholder or Aegean to any purported transferee.
(f) The restrictions on Transfer set forth in this Section 6 shall not apply to the grant of any liens or encumbrances on any Claims or Interests by any collateralized loan obligation or in favor of a bank or broker dealer holding custody of such Claims or Interests in the ordinary course of business and which lien or encumbrance is released automatically upon the Transfer of such Claims or Interests.
(g) Notwithstanding the above, a Qualified Marketmaker4 that acquires any Aegean Notes, Claims, or Interests with the purpose and intent of acting as a Qualified Marketmaker for such Aegean Notes, Claims, or Interests shall not be required to execute and deliver a Transfer Agreement in respect of such Aegean Notes, Claims, or Interests if (i) such Qualified Marketmaker subsequently transfers such Aegean Notes, Claims, or Interests (by purchase, sale assignment, participation, or otherwise) within five (5) Business Days of its acquisition to a transferee that is an entity that is not an affiliate, affiliated fund, or affiliated entity with a common investment advisor and is pursuant to this Section 6.  To the extent that a Consenting Stakeholder is acting in its capacity as a Qualified Marketmaker, it may Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title, or interests in Aegean Notes, Claims, or Interests that the Qualified Marketmaker acquires from a holder of the Aegean Notes, Claims, or Interests who is not a Consenting Stakeholder without the requirement that the transferee be a Permitted Transferee.

4 "Qualified Marketmaker" means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Aegean Notes, Claims, or Interests (or enter with customers into long and short positions in Aegean Notes, Claims, or Interests), in its capacity as a dealer or market maker in Aegean Notes, Claims, or Interests and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

Section 7. Representations and Warranties of Consenting Noteholders.  Each Consenting Noteholder, as applicable, severally, and not jointly, represents and warrants that:
(a) it is the beneficial owner of the face amount of the Claims and/or Interests, or is the nominee, investment manager, or advisor for beneficial holders of the Claims and/or Interests, as reflected in such Consenting Noteholder's signature block to this Agreement (such Claims or Interests, the "Owned Claims or Interests");
(b) it has the full power and authority to act on behalf of, vote, and consent to matters concerning the Owned Claims or Interests;
(c) the Owned Claims or Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Noteholder's ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed; and
(d) as of the date such Party executes this Agreement, Joinder Agreement, or Transfer Agreement, as applicable, it has no actual knowledge of any event that, due to any fiduciary or similar duty to any other person or entity, would prevent it from taking any action required of it under this Agreement.
Section 8. Mutual Representations, Warranties, and Covenants.  Each of the Parties represents, warrants, and covenants to each other Party:
8.01. Enforceability.  It is validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.
8.02. No Consent or Approval.  Except as expressly provided in this Agreement, no consent or approval from any other person or entity is required in order for it to effectuate the Restructuring contemplated by, and perform the respective obligations under, this Agreement.
8.03. Power and Authority; Due Authorization.  Except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring contemplated by, and perform its respective obligations under, this Agreement, and the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other similar action.
8.04. Governmental Consents.  Except as expressly set forth herein and with respect to Aegean's performance of this Agreement (and subject to necessary Bankruptcy Court approval and/or regulatory approvals associated with the Restructuring), the execution, delivery, and performance by it of this Agreement does not, and shall not, require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state, or other governmental authority or regulatory body.
8.05. No Conflicts.  The execution, delivery, and performance of this Agreement does not and shall not: (a) violate any provision of law, rules or regulations applicable to it (or in the case of Aegean, any of its material subsidiaries) in any material respect; (b) violate its certificate of incorporation, bylaws, or other organizational documents (or in the case of Aegean, those of any of its material subsidiaries); or (c) with respect to Aegean, conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation to which it is a party, which conflict, breach, or default, would have a material and adverse effect on the Restructuring.
Section 9. Fees and Expenses.  Aegean agrees to pay, as soon as practicable following approval of the DIP Financing, in accordance with its respective engagement letters and fee letters, as applicable, all reasonable and documented fees, costs and out‑of‑pocket expenses of Akin Gump Strauss Hauer & Feld LLP and PJT Partners as advisors to the Consenting Stakeholders, in each case incurred prior to the Petition Date.  Aegean shall additionally pay all fees, costs and documented out-of-pocket expenses of Akin Gump Strauss Hauer & Feld LLP and PJT Partners, in each case incurred after the Petition Date in accordance with the orders authorizing the DIP Financing.
Section 10. Acknowledgement.  Notwithstanding any other provision herein, the Parties acknowledge and agree that this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise.  Any such offer or solicitation will be made only in compliance with all applicable securities laws and provisions of the Bankruptcy Code.  Aegean will not solicit acceptances of any Plan from Consenting Stakeholders in any manner inconsistent with the Bankruptcy Code or applicable bankruptcy law.
Section 11. RESERVED.
Section 12. Termination Events.
12.01. Consenting Stakeholder Termination Events.  This Agreement may be terminated upon written notice delivered in accordance with Section 16.09 hereof with respect to the Consenting Stakeholders by the Required Consenting Stakeholders upon the occurrence and continuation of any of the following events.
(a) The breach by Aegean of any of the representations, warranties, or covenants of such breaching Party as set forth in this Agreement that has a material adverse effect on consummating the Restructuring; provided, that the Required Consenting Stakeholders shall transmit a notice to counsel to Aegean in accordance with the notice provisions hereof, detailing any such breach and, if such breach is capable of being cured, the breaching Party shall have five (5) business days after receiving such notice to cure any breach.

(b) The issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, has a material adverse effect on consummating the Restructuring; provided, that Aegean shall have ten (10) business days after issuance of such injunction, judgment, decree, charge, ruling, or order to obtain relief that would allow consummation of the Restructuring.
(c) Aegean loses the exclusive right to file a plan of reorganization.
(d) The Bankruptcy Court enters an order denying confirmation of the Plan and such order remains in effect for five (5) business days after entry of such order.
(e) Aegean (i) files, amends, or modifies, or files a pleading seeking approval of, any Restructuring Document or authority to amend or modify any Restructuring Document, in a manner that is materially inconsistent with, or constitutes a material breach of, this Agreement and is adverse to the Consenting Stakeholder seeking termination pursuant to this provision (including with respect to the consent rights afforded the Consenting Stakeholders under this Agreement), without the prior written consent of the Required Consenting Stakeholders (ii) withdraws the Plan without the prior written consent of the Required Consenting Stakeholders, or (iii) publicly announces its intention to take any such acts listed in the foregoing clause (i) or (ii), in the case of each of the foregoing clauses (i) through (iii), which remains uncured (to the extent curable) for five (5) business days after such terminating Consenting Stakeholders transmit a written notice in accordance with Section 16.09 detailing any such breach.
(f) Aegean (i) makes a public announcement that it intends to accept an alternative restructuring proposal or (ii) enters into a definitive agreement with respect to an alternative restructuring proposal.
(g) The (i) conversion to a case under chapter 7 of the Bankruptcy Code or dismissal of one or more of the Chapter 11 Cases, unless such conversion or dismissal, as applicable, is made with the consent of the Required Consenting Stakeholders; or (ii) appointment of a trustee, receiver, examiner with expanded power, above and beyond that provided for by statute, in the Chapter 11 Cases.
(h) Except to the extent the Required Consenting Stakeholders have waived such Milestone in accordance herewith, the failure to meet any of the Milestones.
12.02. Aegean's Termination Events.  Aegean may terminate this Agreement as to all Parties upon prior written notice, delivered in accordance with the notice provisions hereof, upon the occurrence of any of the following events.
(a) The breach by any other Party of any material provision set forth in this Agreement that has a material adverse effect on consummating the Restructuring and if such breach is capable of being cured, remains uncured for a period of five (5) business days after the receipt by the Consenting Stakeholder, as applicable, of notice of such breach.

(b) The issuance by any governmental authority, including any regulatory authority, the Bankruptcy Court, or another court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order that, in each case, would have, or could reasonably be expected to have, a material adverse effect on the consummation of the Restructuring.
(c) The board of directors, governance committee, board of managers, or a similar governing body of Aegean determines in good faith that proceeding with the Restructuring would be inconsistent with applicable law or its fiduciary obligations under applicable law.
(d) The Bankruptcy Court enters an order denying authorization of the DIP Facility.
(e) The Bankruptcy Court enters an order denying confirmation of the Plan and such order remains in effect for five (5) business days after entry of such order.
(f) If, on the date that is fourteen (14) days after the Agreement Effective Date, the Consenting Noteholders comprise less than 66 2/3% in principal amount outstanding of Aegean Notes.
12.03. Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement among the Parties.
12.04. Termination upon Completion of the Restructuring.  This Agreement shall terminate automatically without any further required action or notice upon consummation of the Restructuring or occurrence of the Effective Date.
12.05. Effect of Termination.  No Party may terminate this Agreement if such Party failed to perform or comply in all material respects with the terms and conditions of this Agreement, with such failure to perform or comply causing, or resulting in, the occurrence of one or more termination events specified herein.  The date on which termination of this Agreement as to a Party is effective in accordance with this Section 12 shall be referred to as a "Termination Date."  Upon the occurrence of a Termination Date as to a Party, other than as otherwise specified in Section 15, this Agreement shall be of no further force and effect and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that it would have been entitled to take had it not entered into this Agreement.  Notwithstanding anything to the contrary in this Agreement, the foregoing shall not be construed to prohibit Aegean or any of the Consenting Stakeholders from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date.  Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right or ability of Aegean to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Stakeholder, and (b) any right or ability of any Consenting Stakeholder to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against Aegean or any other Consenting Stakeholder.

Section 13. Survival.  Notwithstanding the termination of this Agreement pursuant to section 12 hereof, the agreements and obligations of the Parties in sections 9, 14, 15 and 16 hereof (and any defined terms needed for the interpretation of any such sections) shall survive such termination and shall continue in full force and effect in accordance with the terms hereof.
Section 14. Fiduciary Duties.
14.01. Nothing in this Agreement shall require Aegean or any of its directors, managers, and officers in their capacities as such to take or refrain from taking any action with respect to the Restructuring to the extent such person or persons determines, based on the advice of counsel, that taking, or refraining from taking, such action, as applicable, would be inconsistent with applicable law or its fiduciary obligations under applicable law.
14.02. Aegean shall notify the Consenting Stakeholders in writing as promptly as practicable after receipt by Aegean or its representatives or agents of any action taken pursuant to Section 14.01. Such notice shall indicate the identity of the person or entity making the proposal, offer or request and the material terms of any such proposal, offer or request to the extent permitted by applicable law.
Section 15. Amendments; waivers.  Except to the extent otherwise specified herein, this Agreement may not be modified, amended, supplemented or waived, and no consent may be granted hereunder, in each case in any manner except in writing signed by each of Aegean and the Required Consenting Stakeholders.  Any proposed modification, amendment, supplement or consent that is not approved by the requisite Parties as set forth above shall be ineffective and void ab initio.
Section 16. Miscellaneous.
16.01. Further Assurances.  Subject to the other terms of this Agreement, the Parties agree to use commercially reasonable efforts to timely execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring, as applicable, including (i) preparing and filing as promptly as practicable with any governmental authority or third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications, consents to assignment or otherwise and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority, a Party hereto or other third party that are necessary, proper or advisable to consummate the Restructuring.
16.02. Complete Agreement.  This Agreement, including the exhibits hereto, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral, or written, among the Parties with respect thereto, except that the Parties acknowledge that any confidentiality agreements or obligations under any agreements (if any) heretofore between Aegean and each Consenting Stakeholder shall continue in full force and effect.

16.03. Headings.  The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.
16.04. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM.  THIS AGREEMENT, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.  Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in either the United States District Court for the Southern District of New York or any New York state court located in the County of New York (the "Chosen Courts"), and solely in connection with claims arising under this Agreement:  (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts; (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts; and (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto or constitutional authority to finally adjudicate the matter; provided that after Aegean commences the Chapter 11 Cases, then the Bankruptcy Court (or court of proper appellate jurisdiction) shall be the exclusive Chosen Court.
16.05. Trial by Jury Waiver.  EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
16.06. Execution of Agreement.  This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.  Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.
16.07. Interpretation and Rules of Construction.  This Agreement is the product of negotiations among Aegean and the Consenting Stakeholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.  Aegean and the Consenting Stakeholders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel. In addition, this Agreement shall be interpreted in accordance with section 102 of the Bankruptcy Code.

16.08. Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable.  There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.
16.09. Notices.  All notices hereunder shall be deemed given if in writing and delivered by electronic mail, courier, or registered or certified mail (return receipt requested) to the following addresses (or at such other addresses as shall be specified by like notice):
(a) if to Aegean, to:
10 Akti Kondili
185 45 Piraeus, Greece
Attention:  Donald Moore, Chairman of the Board of Directors
Donald.a.moore@gmail.com

with copies (which shall not constitute notice) to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
 Attention:  [●]

(b) if to a Consenting Stakeholder or a transferee thereof, to the address set forth on the signature page of such Consenting Stakeholder (or as directed by any transferee thereof), as the case may be, with copies (which shall not constitute notice) to:
Akin Gump Strauss Hauer & Feld LLP
Bank of America Tower, 1 Bryant Park
New York, New York 10036
Attention:  Ira Dizengoff
                   Philip Dublin
                   Kevin Zuzolo
Email:         idizengoff@akingump.com
                   pdublin@akingump.com
                    kzuzolo@akingump.com

or such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above.  Any notice given by delivery, mail (electronic or otherwise), or courier shall be effective when received.

16.10. Independent Due Diligence and Decision Making.  Each Party hereby confirms that its decision to execute this agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of Aegean.
16.11. Reservation of Rights.  If the Restructuring is not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights.  Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence and to the extent provided therein, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.
16.12. Specific Performance.  It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder, in addition to any other remedy to which such non-breaching Party may be entitled at law or in equity.
16.13. Several, Not Joint, Claims.  The agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.
16.14. Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.
16.15. Remedies Cumulative.  All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

16.16. Relationship Among Consenting Stakeholders.
(a) None of the Consenting Stakeholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities to each other, Aegean or its affiliates' creditors or other stakeholders, including, without limitation, any holders of Aegean Notes or Claims or Interests, and, other than as expressly set forth in this Agreement, there are no commitments among or between the Consenting Stakeholders.  It is understood and agreed that any Consenting Stakeholder may trade in any debt or equity securities of Aegean without the consent of Aegean or any other Consenting Stakeholder, subject to applicable securities laws.  No prior history, pattern or practice of sharing confidences among or between any of the Consenting Stakeholders and/or Aegean shall in any way affect or negate this understanding and agreement.  The Parties have no agreement, arrangement or understanding with respect to acting together for the purpose of acquiring, holding, voting or disposing of any securities of any of Aegean and do not constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 promulgated thereunder.  For the avoidance of doubt: (1) each Consenting Stakeholder is entering into this Agreement directly with Aegean and not with any other Consenting Stakeholder, (2) no other Consenting Stakeholder shall have any right to bring any action against any other Consenting Stakeholder with respect this Agreement (or any breach thereof) and (3) no Consenting Stakeholder shall, nor shall any action taken by a Consenting Stakeholder pursuant to this Agreement, be deemed to be acting in concert or as any group with any other Consenting Stakeholder with respect to the obligations under this Agreement nor shall this Agreement create a presumption that the Consenting Stakeholders are in any way acting as a group.   All rights under this Agreement are separately granted to each Consenting Stakeholder by Aegean and vice versa, and the use of a single document is for the convenience of Aegean.  The decision to commit to enter into the transactions contemplated by this Agreement has been made independently.
(b) Aegean understands that the Consenting Stakeholders are engaged in a wide range of financial services and businesses, and, in furtherance of the foregoing, Aegean acknowledges and agrees that the obligations set forth in this Agreement shall only apply to the trading desk(s) and/or business group(s) of the Consenting Stakeholders that principally manage and/or supervise the Consenting Stakeholders' investment in Aegean, and shall not apply to any other trading desk or business group of the Consenting Stakeholder so long as they are not acting at the direction or for the benefit of such Consenting Stakeholder.
16.17. Email Consents.  Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, including a written approval by Aegean or the Consenting Stakeholders, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

16.18. Good Faith Cooperation; Further Assurances. The Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent reasonably practicable) in respect of all matters concerning the implementation and consummation of the Restructuring.
16.19. Confidentiality and Publicity.  No Party shall (a) use the name or any other identifying information of any Consenting Stakeholders in any communication (including a press release, pleading or other publicly available document) (other than a communication with the legal, accounting, financial and other advisors to Aegean who are under obligations of confidentiality to Aegean with respect to such communication, and whose compliance with such obligations Aegean shall be responsible for) without such Consenting Stakeholder's prior written consent or (b) disclose to any person (including for the avoidance of doubt, any other Consenting Stakeholder), other than legal, accounting, financial and other advisors to Aegean (who are under obligations of confidentiality to Aegean with respect to such disclosure, and whose compliance with such obligations Aegean shall be responsible for), the name or the principal amount or percentage of the Claims/Interests held by any Consenting Stakeholder or any of its respective subsidiaries (including, for the avoidance of doubt, any Claims/Interests acquired pursuant to any Transfer); provided, however, that Aegean shall be permitted to disclose at any time the aggregate principal amount of, and aggregate percentage of, any class of the Company Claims/Interests held by the Consenting Stakeholders collectively.   Notwithstanding the foregoing, the Consenting Stakeholders hereby consent to the disclosure of the execution, terms and contents of this Agreement by Aegean in the Restructuring Documents or as otherwise required by law or regulation; provided, however, that (i) if Aegean determines that it is required to attach a copy of this Agreement, any Joinder or Transfer Agreement to any Restructuring Documents or any other filing or similar document relating to the transactions contemplated hereby, it will redact any reference to or identifying information concerning a specific Consenting Stakeholder and such Consenting Stakeholder's holdings (including before filing any pleading with the Bankruptcy Court) and (ii) if disclosure of identifying information of any Consenting Stakeholders is required by applicable law, advance notice of the intent to disclose, if permitted by applicable law, shall be given by the disclosing Party to each Consenting Stakeholder (who shall have the right to seek a protective order prior to disclosure), it being agreed that there is no requirement to include such information in any filing with the Securities and Exchange Commission ("SEC") and that Aegean shall exercise commercially reasonable efforts to apply for and obtain a confidential treatment order by timely filing a "confidential treatment request" and, in the absence of receiving such order from the SEC, shall redact the identifying information of any Consenting Stakeholders from any SEC filing.   Aegean further agrees that such information shall be redacted from "closing sets" or other representations of the fully executed Agreement, any Joinder or Transfer Agreement.  Notwithstanding the foregoing, Aegean will use commercially reasonable efforts to submit to counsel for the Consenting Stakeholders all press releases, public filings, public announcements or other communications with any news media, in each case, to be made by Aegean relating to this Agreement or the transactions contemplated hereby and any amendments thereof at least two (2) Business Days in advance of release and will take such counsel's view with respect to such communications into account.  Nothing contained herein shall be deemed to waive, amend or modify the terms of any confidentiality agreement or arrangement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[Remainder of page intentionally left blank]

Aegean's Signature Page to the Restructuring Support Agreement

Aegean Marine Petroleum Network Inc.

By:______________________
Name:  Donald Moore
Title:  Chairman to the Board of Directors

Address:
Aegean Marine Petroleum Network Inc.
10 Akti Kondili
185 45 Piraeus, Greece

Consenting Stakeholders Signature Page to
 the Restructuring Support Agreement

By:_______________________________
Name:
Title:

Address:

If second signature is required:

By:_______________________________
Name:
Title:

Address:

Aggregate Principal Amount Beneficially Owned or Managed on Account of:
Aegean Notes	$[__]
Commitments for DIP FILO Term Loans	$[__]
Commitments for DIP 2L Facility	$[__]

EXHIBIT A

Restructuring Term Sheet

EXHIBIT B

DIP Term Sheet

EXHIBIT C

Joinder Agreement
The undersigned ("Additional Party") hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of [●], 2018 (the "Agreement"),5 by and among Aegean Marine Petroleum Network Inc. and the Consenting Stakeholders, and certain other parties that agree to be bound by the terms and conditions thereof to the extent all other Consenting Stakeholders are thereby bound, and shall be deemed a "Consenting Stakeholder" and a "Party" under the terms of the Agreement.
The Additional Party specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date hereof as a Consenting Stakeholder with respect to the specific Outstanding Claim identified in the table below.

Date Executed:
Name of Additional Party:________________________________

By:  ______________________________________
Name:
Title:

Address:

E-mail address(es):
Telephone:
Facsimile:

Aggregate Amounts Beneficially Owned or Managed on Account of:
Aegean Notes	$[__]
Commitments for DIP FILO Term Loans	$[__]
Commitments for DIP 2L Facility	$[__]

[5]	Capitalized terms not used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

EXHIBIT D
Transfer Agreement
The undersigned ("Transferee") hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of [●], 2018 (the "Agreement"),6 by and among Aegean Marine Petroleum Network Inc. and the Consenting Stakeholders, and certain other parties, including the transferor to the Transferee of any Claims or Interests (each such transferor, a "Transferor"), and agrees to be bound by the terms and conditions thereof to the extent the Transferor was thereby bound, and shall be deemed a "Consenting Stakeholder" and a "Party" under the terms of the Agreement with respect to the specific Outstanding Claim identified in the table below.
The Transferee specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date of the Transfer, as a Consenting Stakeholder, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed herein.
Date Executed:

Name of Transferee: ___________________________________

By:  ______________________________________
Name:
Title:

Address:

E-mail address(es):
Telephone:
Facsimile:

Aggregate Amounts Beneficially Owned or Managed on Account of:
Claims or Interests:
Aegean Notes	$[__]
[Preferred Stock	[__]]
[Common Stock	[__]]
Commitments for DIP FILO Term Loans	$[__]
Commitments for DIP 2L Facility	$[__]

[6]	Capitalized terms not used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.